UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-29627

NOTIFICATION OF LATE FILING	CUSIP NUMBER 82088 P 107

(Check One)	Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Shearson American REIT, Inc.
Full Name of Registrant

______________________________________
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

1059 Redondo Boulevard
Los Angeles, CA. 90019

 PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject quarterly report, semi-annual report, transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q will be filled on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-Q, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Shearson American REIT, Inc. (the “Company”) could not file its Quarterly Report on Form 12b-25e, for the Quarter, ended March 31, 2013 (the “Form 10-Q”) within the prescribed time period because the Company requires additional time to complete the preparation and review of the Form 10-Q. Such delay could not be eliminated by the Company without unreasonable effort or expense. The Company plans to file the Form 10-Q as soon as practicable, but in any event expects that the Form 10- Q will be filed not later than the fifth calendar day following its original due date as prescribed by Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John D. Williams	(323)	937-6563
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  Yes ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the Quarter ended March 31, 2013, the Company expects to report net sales of approximately $0.00 and a net loss of approximately $50,000

Shearson American REIT, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2013	By:	/s/ John D. Williams
John D. Williams, Chairman

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).